TASEKO PROVIDES UPDATE ON COPPER PUT PROGRAM

February 3, 2020, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") announces that it has acquired copper put options to protect a minimum price for its 75% share of production from Gibraltar Mine over the next three months.  The put options have a strike price of $US 2.60/lb. and cover 22.5 million pounds of copper over February, March and April, and were acquired in mid-January at a cost of less than two cents per pound.

Stuart McDonald, President of Taseko, commented, "Our strategy has been consistent since 2009; acquire out-of-the-money put options on an opportunistic basis to protect a minimum copper price for a portion of our production.  This strategy has served us well in the past and protects our cash flow against short-term copper price volatility like we've seen over the last two weeks.  While the medium to long-term view on copper remains bullish, a conservative approach to managing price risk on the downside is an important aspect of running the Company."

"We're also continuing to advance the Florence copper project - the wellfield is performing to its design and the SX-EW plant continues to produce LME grade cathode.  Permitting work for the commercial production facility is ongoing and we remain in active dialogue with state and federal agencies," concluded Mr. McDonald.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer

Chief Executive Officer and Director

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward looking statements") that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•   uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•   uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•   uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•   uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;

•   our ability to comply with the extensive governmental regulation to which our business is subject;

•   uncertainties related to unexpected judicial or regulatory proceedings;

•   changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

•   changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•   the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

•   the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

•   the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•   environmental issues and liabilities associated with mining including processing and stock piling ore;

•   labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

•   the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;

•   our reliance upon key personnel; and

•   uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.